Filed Pursuant Rule 424(b)3

Reg No. 333-121067

PRICING SUPPLEMENT NO. 101

(To prospectus dated May 18, 2005 and prospectus supplement dated May 18, 2005)

U.S.$8,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES H

FX Range Notes

Due October 27, 2006

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series H, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 18, 2005 (the “base prospectus”). Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

•                  Senior unsecured obligations of Lehman Brothers Holdings Inc.

•                  CUSIP: 52517PH38

•                  ISIN: US52517PH383

•                  The notes are designed for investors who believe that the Euro/U.S. Dollar spot exchange rate will only trade within a specified range.

•                  Maturity Date: October 27, 2006

•                  The note is 100% principal protected if held to maturity.

•                  Denominations: U.S.$1,000 and whole multiples of U.S.$1,000 in excess thereof.

Payments:

•                  No interest payments during the term of the notes.

•                  Each note will receive a single U.S. Dollar payment on the Maturity Date equal to the principal amount of the notes plus the Additional Amount, if any.

•                  The Additional Amount is a single U.S. Dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by (subject to the occurrence of a Disruption Event):

(A)  5.5%, if the Reference Exchange Rate has traded strictly within the Reference Range (or on either of the Range Boundaries) from and including 10:00 a.m. EST on the date hereof to but excluding 10:00 a.m. EST on October 23, 2006, as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System (subject to the occurrence of a Price Source Unavailability Event); or

 (B)  0%, if the Reference Exchange Rate trades outside the applicable Reference Range on any day from and including 10:00 a.m. EST on the date hereof to but excluding 10:00 a.m. EST on October 23, 2006, as observed on the continuous trading EBS Spot Dealing System (subject to the occurrence of a Price Source Unavailability Event).

•                  Reference Exchange Rate: The spot exchange rate for the Euro (EUR) quoted against the U.S. Dollar (USD) expressed as the number of USD per 1 EUR.

•                  Range Initial Fixing: 1.2320, which is the Reference Exchange Rate observed in accordance with the Settlement Rate Option on the date hereof.

•                  Reference Range: From and including the Range Lower Boundary (1.1820, which is the Range Initial Fixing – 0.05) to and including the Range Upper Boundary (1.3020, which is the Range Initial Fixing + 0.07).

Investing in the notes involves risks. Risk Factors Relating to the Notes begin on page PS-4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100%	U.S.$	8,000,000
Underwriting discount	0%	U.S.$	0
Proceeds to Lehman Brothers Holdings	100%	U.S.$	8,000,000

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about              April 27, 2006.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities. It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions. Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

APRIL 21, 2006

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors Relating to the Notes” section beginning on page PS-4 to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to the performance of the Euro (EUR) compared to the U.S. Dollar (USD). We refer to the Euro as the Reference Currency.

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on October 27, 2006 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return on principal at maturity.

What will I receive if I hold the notes until the stated maturity date?

Lehman Brothers Holdings has designed this type of note for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to take a view on the trading range of the EUR/USD spot exchange rate. At maturity, you will receive a payment equal to the sum of:

•                  the principal amount of the notes; and

•                  the Additional Amount, if any.

As a result, if you hold the notes until maturity, you will not receive less than the principal amount.

How will the Additional Amount be calculated?

The Additional Amount is a single U.S. Dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by (subject to the occurrence of a Disruption Event, as defined in “Description of the Notes”):

(A) 5.5%, if the Reference Exchange Rate has traded strictly within the Reference Range (or on either of the Range Boundaries) from and including 10:00 a.m. EST on the date hereof to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System (subject to the occurrence of a Price Source Unavailability Event, as defined in “Description of the Notes”); or

(B) 0%, if the Reference Exchange Rate trades outside the Reference Range from and including 10:00 a.m. EST on the date hereof to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS Spot Dealing System (subject to the occurrence of a Price Source Unavailability Event).

The Reference Exchange Rate is the spot exchange rate for the Euro quoted against the U.S. Dollar expressed as the number of U.S. Dollars per 1 Euro.

For further information concerning the calculation of the Additional Amount as well as the Additional Amount payable if a Disruption Event occurs, see “Description of the Notes” and “What happens in the event of a Disruption Event” below.

How is the Reference Range determined?

The Reference Range is the range from and including the Range Lower Boundary (equal to the Reference Exchange Rate observed in accordance with the Settlement Rate Option (as defined below) on the date hereof, which we refer to as the Range Initial Fixing, minus 0.05) to and including the Range Upper Boundary (equal to the Range Initial Fixing, plus 0.07). The Range Initial Fixing is equal to 1.2320, the Range Lower Boundary is equal to 1.1820 and the Range Upper Boundary is equal to 1.3020.

You can review hypothetical Additional Amount payment examples and the historical performance of the Euro under “Exchange Rates”.

How will I be able to find the value of the Euro at any point in time?

You can obtain the level of the Euro at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-4.

What about taxes?

Lehman Brothers Holdings believes the notes constitute “variable rate debt instruments.” Under such characterization, holders of the notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. The notes are subject to complex tax rules and you should consult your own tax advisors regarding the tax treatment of the notes. See “Certain United States Federal Income Tax Consequences.”

What happens in the event of a Disruption Event?

If the calculation agent determines that a Disruption Event has occurred on any day during the term of the notes, the calculation agent will determine the Additional Amount payable on the Maturity Date in good faith and in a commercially reasonable manner. See “Description of the Notes”.

What happens in the event of a Price Source Unavailability Event?

If the calculation agent determines that a Price Source Unavailability Event has occurred during the period from and including10:00 a.m. EST on the date hereof to but excluding 10:00 a.m. EST on October 23, 2006, the Reference Exchange Rate will be determined in accordance with the Fallback Rate Observation Methodology (as defined below in “Description of the Notes”).

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. (“Lehman Brothers Holdings”) is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients and customers. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary – Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings Inc. files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What is the role of Lehman Brothers Inc.?

Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings, will be the calculation agent for purposes of determining whether the Additional Amount is payable on the Maturity Date as well as determining whether a Disruption Event has occurred and, upon the occurrence of a Disruption Event, the Additional Amount payable on the Maturity Date in such event. Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See “Risk Factors Relating to the Notes—There are Potential Conflicts of Interest between Lehman Brothers Holdings or its Affiliates and Holders of the Notes” and “Description of the Notes.”

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes. However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

RISK FACTORS RELATING TO THE NOTES

Unlike ordinary debt securities, the return on the notes at maturity depends on changes in the value of the Reference Currency. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing directly in the Reference Currency. Before investing in the notes, certain risk factors should be carefully considered by prospective investors in the notes. Risks specific to the notes are described below and are in addition to, and should be read in conjunction with, the risk factors disclosed in the MTN prospectus supplement.

The Notes Are Subject to Foreign Exchange Rate Risk

The return on the notes is entirely dependent on the performance of the Reference Exchange Rate in relation to the Reference Range. If, at any point from and including 10.00 a.m. EST on the date hereof, to but excluding 10.00 a.m. EST on October 23, 2007, the Reference Exchange Rate trades outside the Reference Range, then the Additional Amount will be zero, and the investor’s return on the notes will be zero. Additionally, although the notes are 100% principal-protected if held to maturity, selling the notes during a period in which the market’s perception of the probability of the Reference Exchange Rate trading outside the Reference Range is high may result in a dollar price less than 100% of the applicable principal amount of notes sold. Selling this or any fixed income security prior to maturity may result in a dollar price less than 100%, and therefore a potential loss of principal.

The value of the Reference Currency relative to the U.S. dollar has in the past been, and may continue to be, volatile and may vary based on a number of interrelated factors, including economic, financial and political events that we cannot control. The value of the Reference Currency, which depends in part on the supply and demand for the Reference Currency, may be affected by political, economic, legal, accounting and tax matters specific to the countries in which the Reference Currency is circulated as legal tender. An investment in the notes may not be suitable for an investor unfamiliar with the exchange rate of the Reference Currency or the factors that affect movements in such exchange rate. Neither the offering of the notes nor any views which may from time to time be expressed by us, Lehman Brothers Inc., or our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the notes. The trading value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the notes caused by another factor.

There Are No Interest Payments on the Notes

The amount payable on the notes at maturity will be determined by applying the formula set forth under “Description of the Notes” and will depend on the performance of the Reference Exchange Rate in relation to the Reference Range. The notes will not bear interest except in the event that amounts due at maturity are not paid when due, as described under “Description of the Notes.” Accordingly, a holder’s return on the notes will depend solely on the Additional Amount, if any, received on the Maturity Date.

There Are Potential Conflicts of Interest between the Calculation Agent and Holders of the Notes

Lehman Brothers Inc., one of our affiliates, serves as calculation agent for the notes, and in such capacity will have discretion in making various determinations and calculations that affect the notes, including the Additional Amount. In particular, the calculation agent in its discretion will determine whether a Disruption Event has occurred and, upon the occurrence of a Disruption Event, will determine the Additional Amount payable on the notes. The exercise of this discretion by the calculation agent may present the calculation agent with a conflict of interest to the extent that the determinations made by the calculation agent in respect of the notes affect the payments due from us under the notes, due to or from us or any of our affiliates under the related hedge transaction or the value of the investments held by us or our affiliates’ proprietary or managed accounts.

Trading and Other Transactions by Lehman Brothers in the Reference Currency May Impair the Value of the Notes

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

We, Lehman Brothers Inc. and our affiliates also have issued or underwritten on behalf of other issuers, and in the future may issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Reference Currency. By introducing competing products into the marketplace in this manner, we, Lehman Brothers Inc. or our affiliates could adversely affect the value of the notes.

Even Though Currency Trades Around-the-Clock, the Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Reference Currency and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

The Market for the Notes is Illiquid

The notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the notes. Lehman Brothers Inc. intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes. Investors in the notes must be prepared to hold the notes until the Maturity Date.

DESCRIPTION OF THE NOTES

The U.S.$8,000,000 aggregate principal amount FX Range Notes Due October 27, 2006 offered hereby are Medium-Term Notes, Series H, of Lehman Brothers Holdings Inc. The CUSIP number for the notes is 52517PH38 and the ISIN number is US52517PH383. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of October 27, 2006 or if such day is not a New York business day, on the next following New York business day.

The notes are offered as foreign exchange-linked notes with an Additional Amount determined by reference to the performance of the spot exchange rate of the Reference Currency relative to the U.S. dollar in relation to the Reference Range (as defined below). The “Reference Currency” is the Euro (EUR).

Holders of the notes will receive on the Maturity Date a single payment in U.S. dollars in an amount equal to the Redemption Amount as described below. No interest will accrue during the term of the notes and no interest will be payable on the Maturity Date except in the event that the Redemption Amount is not paid when due, as described below.

The “Redemption Amount” for each note will be an amount equal to the sum of the principal amount of each note plus the Additional Amount. Holders of the notes will receive on the Maturity Date an amount equal to not less than the principal amount of each note.

The “Additional Amount” is a single U.S. Dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by (subject to the occurrence of a Disruption Event):

(A) 5.5%, if the Reference Exchange Rate has traded strictly within the Reference Range (or on either of the Range Boundaries) from and including10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System; or

(B) 0%, if the Reference Exchange Rate trades outside the Reference Range from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date at 10:00 a.m. EST, as observed on the continuous trading EBS Spot Dealing System.

The “Start Date” is the date hereof.

The “End Date” is October 23, 2006.

The “Reference Exchange Rate” is the spot exchange rate for the Reference Currency quoted against the U.S. Dollar expressed as the number of U.S. Dollars per unit of the Reference Currency.

The “Reference Range” is the range from and including the Range Lower Boundary to and including the Range Upper Boundary.

The “Range Lower Boundary” is the Range Initial Fixing minus 0.05.

The “Range Upper Boundary” is the Range Initial Fixing plus 0.07.

The “Range Initial Fixing” is 1.2320, which is the Reference Exchange Rate observed in accordance with the Settlement Rate Option on the date hereof.

A “Valuation Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close (including for dealings in foreign exchange in accordance with the practice of the foreign exchange market) in New York.

The “Settlement Rate Option” is the U.S. Dollar/Euro official fixing rate, expressed as the amount of U.S. Dollars per one Euro, for settlement in two business days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FED to the right of the caption “EUR” at approximately 10:00 a.m. New York time, on the Start Date or such other relevant date.

Upon the occurrence of a Disruption Event with respect to the Reference Currency on any day during the term of the notes, the calculation agent shall determine the Additional Amount payable on the Maturity Date in good faith and in a commercially reasonable manner.

A “Disruption Event” means any of the following events (other than a Price Source Unavailability

Event), as determined in good faith by the calculation agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the Reference Currency into USD through customary legal channels;

(B)        the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or

(C)        the occurrence and/or existence of any event (other than those set forth in (A) or (B) above or those constituting a Price Source Unavailability Event) with respect to the Reference Currency that prevents or makes impossible (x) the calculation agent’s ability to calculate the Interest Amount, (y) the fulfilment of our obligations under the notes, or (z) our ability or the ability of any of our affiliates through which we hedge our position under the notes to hedge such position or to unwind all or a material portion of such hedge.

Upon the occurrence of a Price Source Unavailability Event on any day from and including the Start Date to and including the End Date and for so long as such Price Source Unavailability Event is continuing, the Reference Exchange Rate will be determined in accordance with the Fallback Rate Observation Methodology.

A “Price Source Unavailability Event” means, as determined in good faith by the calculation agent, the Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Reference Exchange Rate on any day from and including 10.00 a.m. EST on the Start Date to but excluding 10.00 a.m. EST on the End Date on the EBS Spot Dealing System.

The “Fallback Rate Observation Methodology” means that, in respect of a Price Source Unavailability Event occurring on any day from and including 10.00 a.m. EST on the Start Date to but excluding 10.00 a.m. EST on the End Date, the Reference Exchange Rate will be determined on a daily basis in accordance with the Settlement Rate Option on that day. If the Reference Exchange Rate is not available in accordance with the Settlement Rate Option on such day, the Reference Exchange Rate will be calculated daily on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on the Valuation Business Day next succeeding that day for the purchase or sale for deposits in the Reference Currency by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the calculation agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Reference Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on the relevant date from two Reference Banks (selected in the sole discretion of the calculation agent), for the purchase or sale for deposits in the Reference Currency. If these spot quotations are available from only one Reference Bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Reference Exchange Rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount that may be declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the principal amount plus the Additional Amount (if any) deemed to have accrued for the period from and including the Start Date to but excluding the date of early repayment calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note will be capped at the principal amount plus the Additional Amount (if any) deemed to have accrued for the period from and including the Start Date to but excluding the date of early repayment calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

Any overdue payment in respect of any note will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the calculation agent. If interest in respect of overdue amounts is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

EXCHANGE RATES

General

The notes are designed for investors who believe that the Euro/U.S. Dollar spot exchange rate will trade within a specified range from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date.

Historical Data on the Reference Exchange Rate

The following chart shows the weekly spot exchange rates for EUR/USD, expressed as the amount of USD per one EUR, in the period from April 6, 2003 to April 9, 2006, using historical data obtained from Reuters. The historical data on the EUR/USD spot exchange rate is not necessarily indicative of the future performance of the EUR/USD spot exchange rate or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable on the Maturity Date. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Interest Amount Payment Examples

The following Redemption Amount payment graph for this note shows scenarios for the Redemption Amount that will be payable on the notes, based on a hypothetical EUR/USD trading range between the Start Date and End Date. The Range Initial Fixing (1.2320) was determined by observing Reuters page 1FED on the Start Date, in accordance with the Settlement Rate Option, and the Range Upper Boundary (1.3020) was set on the Start Date at the Range Initial Fixing + 0.0700 and the Range Lower Boundary (1.1820) was set at the Range Initial Fixing - 0.0500, a total range width of 0.1200. The Additional Amount payable on the Maturity Date (provided that the Reference Exchange Rate has traded strictly within the Reference Range (or on either of the Range Boundaries) from and including 10.00 a.m. EST on the Start Date to but excluding 10.00 a.m. EST on the End Date, as observed on the continuous trading EBS Spot Dealing System) was also set on the Start Date at 5.5% of the principal amount of the notes. The hypothetical EUR/USD trading range has been chosen arbitrarily for the purpose of this example, is not associated with Lehman Brothers Research forecasts for EUR/USD and should not be taken as indicative of the future performance of the Reference Exchange Rate. See “Description of the Notes”.

For example, if the EUR/USD exchange rate was to trade strictly between 1.1820 and 1.3020 during the relevant period, the investor would receive on the Maturity Date a Redemption Amount equal to 105.5% of the principal amount of notes held by that investor (a return of 5.5%). However, if the EUR/USD exchange rate was to trade, for example, between 1.1500 and 1.2900, or between 1.1900 and 1.3200, during the relevant period (i.e., at some point during the relevant period trades below the applicable Range Lower Boundary or above the applicable Range Upper Boundary), the Additional Amount would be zero, and the investor would receive on the Maturity Date only the principal amount of the notes held by that investor, with no additional return.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We believe that the notes provide for interest at an “objective rate” and therefore constitute “variable rate debt instruments.” Under such characterization, holders of the notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. There can be no assurance that the Internal Revenue Service (“IRS”) will agree with this treatment of the notes, and it is possible that the IRS could assert another treatment which could affect the amount, timing and character of income, gain or loss in respect of the notes. Investors who purchase the notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium. Investors should consult their tax advisors regarding possible alternative treatments of the notes, including the possible application of the contingent payment debt regulations. See “United States Federal Income Tax Consequences—Debt Securities— Consequences to United States Holders” in the base prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

 The Agent proposes to offer the notes initially at a public offering price equal to the public offering price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

The notes are a new issue of securities with no established trading market. We have been advised by the Agent that it intends to make a market in the notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

Lehman Brothers Holdings or an affiliate may enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings’ other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the Agent has represented and agreed, and the Agents appointed under the Lehman Brothers Holdings Inc. Medium Term Note Program, Series H (the “Program”), will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it, to the best of its knowledge after due inquiry, has not made and will not make an offer of notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The Agent has represented and agreed, and the Agents appointed under the Program will be required to represent and agree, that, to the best of its knowledge after due inquiry:

(a) in relation to any notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

The Agent has agreed that it, to the best of its knowledge after due inquiry, will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the notes or possesses or distributes this pricing supplement, the MTN prospectus supplement, the base prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

It is expected that delivery of the notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$8,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

FX RANGE NOTES

DUE OCTOBER 27, 2006

PRICING SUPPLEMENT

APRIL 21, 2006

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 18, 2005 AND

PROSPECTUS

DATED MAY 18, 2005)

LEHMAN BROTHERS